EXHIBIT 99.1

Re:    Motion to suspend Private Placement

Ramat Gan, Israel – June 5, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

Further to the Company’s report on May 31, 2018 regarding the possibility of conducting a private placement in Israel, on June 5, 2018, the special managers of Eurocom Communications Ltd. (“Eurocom”), filed a motion with the Tel Aviv District Court (the “Court”) requesting a short suspension of the expected transaction for several reasons, including in order to examine the feasibility of Eurocom’s own participation in the private placement.

The Court gave a temporary injunction suspending the private placement and set a hearing for June 6, 2018.

Forward-Looking Statements

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